SILVER STANDARD

December 14, 2015

VIA COURIER

John Reynolds
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Silver Standard Resources Inc.
Form 40-F for the Fiscal Year Ended December 31, 2014
Filed March 25, 2015
File No. 001-35455

Dear Mr. Reynolds:

Silver Standard Resources Inc. (the *"Company"*) hereby acknowledges receipt of the comment letter, dated December 1, 2015, from the staff (the *"Staff"*) of the Securities and Exchange Commission (the *"Commission"*) concerning the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2014 and hereby submits this letter in response. The Staff's comments are reprinted below and are followed by the Company's responses.

Form 40-F

Exhibit 99.1

Mineral Properties

Summary of Mineral Reserves and Mineral Resources Estimates page 16

1. We note that the mineral resources for your underground Mining Area (Pirquitas UG) are reported at a cut-off grade of 200 g/t silver and that the grade of your Pirquitas UG indicated resources are 176.1 g/t silver. Please tell us why the grade of your Pirquitas UG indicated resource is less than the cut-off grade.

Response:

The fifth footnote on page 16 to the table summarizing our estimated Mineral Reserves and Mineral Resources as at December 31, 2014 (found at pages 14 -15) states the following:

Pirquitas ▪ Mineral Reserves and Mineral Resources estimates are reported below the as-mined surface as at December 31, 2014. Mineral Reserves are presented at a cut-off of

$33.26 per tonne net smelter return, using a silver price of $19.00 per ounce and a zinc price of $2,204 per tonne. Mineral Resources for the Cortaderas Area are reported above a cut-off grade of 50 g/t silver; Mineral Resources for the Mining Area (includes San Miguel, Oploca and Potosí zones) are reported at 65 g/t silver constrained to an optimized pit based on current cost and engineering information, using a silver price of $25.00 per ounce and a zinc price of $2,425 per tonne; and Mineral Resources for the underground Mining Area (Pirquitas Page 3 UG) are reported at a cut-off grade of 200 g/t silver. Mineral Resources for the Mining Area are reported inclusive of Mineral Reserves. The Mineral Reserves and Mineral Resources estimates were prepared under the supervision of Bruce Butcher, P.Eng. F. Carl Edmunds, P.Geo., and Trevor J. Yeomans, ACSM, P.Eng., each of whom is a Qualified Person and our employee.

Underground Mineral Resources at Pirquitas are derived from 2 sources: the Cortaderas Area and the Mining Area below the San Miguel pit. The grade of the combined Pirquitas underground resource is less than the 200 g/t silver cut-off grade for the Mining Area below the San Miguel pit because the Cortaderas portion contains significant zinc value that is not present at that Mining Area. This zinc expressed as a silver equivalent using prices above amounts to 119 g/t which when added to the 176.1 g/t would bring the average to 293 g/t AgEq.

The Company confirms that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at 604-484-8217.

Yours truly,

Kelly Stark-Anderson,
Vice President, Legal and Corporate Secretary